EXHIBIT 99.1
BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 1114)
APPOINTMENT OF AUDITORS
The board of directors (the “Board”) of Brilliance China Automotive Holdings Limited (the “Company”) announces that Grant Thornton has been appointed by the Board as auditors of the Company effective 24th September, 2007. Grant Thornton will hold office until the conclusion of the next annual general meeting of the Company.
On 1st June, 2007, Moores Rowland Mazars changed its name to Moores Rowland. On the same day, Moores Rowland combined its business with Grant Thornton and key members of the service team servicing the Company have joined Grant Thornton. After consideration by the Audit Committee of the Board, it was decided to appoint Grant Thornton as auditors of the Company pursuant to the authority to appoint auditors granted to the Board at the annual general meeting of the Company held on 22nd June, 2007.
Except for the reason set out above, the Board, the Audit Committee of the Board and Moores Rowland confirm that there are no circumstances connected with the appointment of Grant Thornton which the Board and the Audit Committee considered should be brought to the attention of the shareholders of the Company.
As at the date of this announcement, the Board comprises five executive directors, Mr. Wu Xiao An (also known as Mr. Ng Siu On) (Chairman), Mr. Qi Yumin (Chief Executive Officer), Mr. He Guohua, Mr. Wang Shiping and Mr. Lei Xiaoyang (Chief Financial Officer); and three independent non-executive directors, Mr. Xu Bingjin, Mr. Song Jian and Mr. Jiang Bo.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman
Hong Kong, 24th September, 2007
* for identification purposes only